December 27, 2016

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:                 Pampa Energía S.A.
Form 20-F/A for the Fiscal Year Ended December 31, 2015
Filed July 27, 2016
Form 6-K Filed November 21, 2016
File No. 1-34429

Empresa Distribuidora y Comercializadora Norte S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 1-33422

Dear Ms. Thompson:

On behalf of Pampa Energía S.A. (“Pampa” or the “Company”) and Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated December 16, 2016, related to the above-referenced (i) annual report on Form 20-F/A filed by Pampa, (ii) report on Form 6-K furnished by Pampa and (iii) annual report on Form 20-F filed by Edenor.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses for Pampa and Edenor, as applicable, immediately below those comments.  Unless otherwise defined herein, each capitalized term shall have the same meaning set forth in the report corresponding to the response in which such term is used.

Pampa Energía Form 20-F Amendment No. 1 for the Fiscal Year Ended December 31, 2015

1.              Where applicable, please apply all of our comments to both Pampa Energy and Edenor. If our comments impact Pampa Energy and Edenor differently, please separately address each of Pampa Energy and Edenor in your response to our comments.

Response:

The Company has separately addressed each of Pampa and Edenor in our response to the Staff’s comments, where applicable.

Notes to the Restated Consolidated Financial Statements

Note 4.13: Derivative financial instruments, page F-78

2.              We note that you recorded $471.8 million of income during fiscal 2015 related to efforts made to “regularize U.S. dollar futures trading operations and eliminate the risk of breach of or challenge to agreed operations.” Please clearly explain to us the nature of this gain, how the amount was determined, and the authoritative IFRS guidance supporting your accounting treatment.

Response:

During 2015, Pampa partially hedged its exchange risk through the execution of forward contracts denominated in U.S. dollars.

For this period, Pampa did not formally designate derivatives as hedging instruments and, therefore, did not apply hedge accounting for these transactions.

The above-referenced income of Ps.471.8 million that Pampa recorded during 2015 related to the measurement at fair value through profit or loss of derivative financial instruments in accordance with IFRS 9 paragraph 4.2.1.(a).  The fair values were determined based on the difference between (i) forward prices of foreign currency (as quoted on the futures and forwards market of the Rosario Futures Exchange (Mercado a Término de Rosario S.A., or the “ROFEX”), a company that operates an exchange for futures and contracts relating to agricultural products, crude oil and financial products) at each closing date and (ii) the exercise prices agreed in each contract.  Changes in the fair value of these contracts during the reporting period were recognized in profit or loss. Pampa classified the fair value measurements of these derivative financial instruments as Level 2 according to the IFRS 13 fair value hierarchy.

Of the Ps.471.8 million gain recorded in fiscal year 2015, Ps.490 million corresponded to transactions that had already been closed and settled in 2015, and a loss of Ps.18 million corresponded to transactions that were open at year end and that were subsequently settled in 2016. The impact of these open transactions on Pampa’s statement of comprehensive income (loss) for fiscal year 2016 amounted to a Ps.88 million gain.

We respectfully advise the Staff that the measures mentioned in the Staff’s comments related to the regularization of U.S. dollar futures trading operations and the elimination of the risk of breach of or any challenge to agreed operations, were resolved jointly by the ROFEX and Argentina Clearing S.A. (a company created with the purpose of recording, clearing and liquidating the operations carried out by the ROFEX) on December 14, 2015, pursuant to the powers granted by Section 4 of the “Rules applicable to U.S. Dollar Futures and Option Contracts,” as explained in Note 4.13 to the Company’s 2015 consolidated financial statements (the “Pampa 2015 Consolidated Financial Statements”), which resolutions are summarized below:

i)            To declare an “Operating Emergency of ROFEX Dollar Futures” regarding positions open as of December 14, 2015 with respect to U.S. dollar futures contracts maturing up to and including June 2016 and agreed after September 29, 2015; and

ii)         To correct each such contract’s original price by adding:

•             Ps.1.25 per U.S. dollar for operations open from September 30, 2015 up to and including October 27, 2015; and

•             Ps.1.75 per U.S. dollar for operations open from October 28, 2015.

These corrections were a result of the limitation imposed on the Central Bank to pay contracts as they had been agreed by the former administration arising from judicial claims brought by two legislators of the Parliament against the former president of the Central Bank for defrauding public administration.

It is important to mention that the Company renewed contracts for operations covered by the new price regulations explained above, and the corrections described above had a negative economic impact in 2015 of Ps.18.8 million (which amount was included in the Ps.471.8 million gain referred to above).

We further inform the Staff that on December 17, 2015, the Argentine peso had a significant devaluation of approximately 40% with respect to the U.S. dollar.  This devaluation resulted in a higher exchange rate than those agreed in the forward contracts, which explains the gains recorded by the Company in the Pampa 2015 Consolidated Financial Statements.

Note 9: Investments in Associates, page F-117

3.              We note from disclosures throughout your filing that you own a 10% interest in CIESA, a company holding 51% of TGS’s stock, and that you have a 40% “fiduciary interest” in CIESA through a trust agreement. We understand that you account for your 10% interest using the equity method of accounting and that you account for the 40% interest as a financial asset at fair value through profit and loss. Citing authoritative IFRS guidance, please explain to us in sufficient detail how you determined your accounting treatment was appropriate. In doing so, explain to us the nature of your trust agreement, how you determined it was appropriate to reflect the 40% fiduciary interest on your balance sheet, and why you do not also account for the 40% interest using the equity method. Also clarify if CIESA has any material investments or operations outside of its interest in TGS.

Response:

Analysis of the Accounting Treatment of Pampa’s 10% Interest in CIESA

The Company respectfully confirms the accounting for its 10% indirect interest in CIESA using the equity method. Application of the equity method is required for entities with “significant influence” over an investee (see IAS 28 paragraph 16).  The existence of “significant influence” in CIESA is evidenced by the fact that Pampa, through its wholly-owned subsidiary PEPCA, has representation on the boards of directors of CIESA and TGS and is able to appoint one out of six directors on the board of directors of CIESA and one out of nine directors on the board of directors of TGS (such directors also act as vice-president of each respective company). These rights are established in the respective shareholders’ agreements. In addition, also through PEPCA, Pampa has the right to appoint one out of three members of the supervisory committee of each of CIESA and TGS. It must also be noted that pursuant to CIESA’s shareholders agreement, entered into simultaneously with the trust agreement dated August 29, 2005 (the “Trust Agreement”) pursuant to which the CIESA trust (the “Trust”) was created, until consummation of CIESA’s debt restructuring, PEPCA’s consent is necessary for the approval of certain decisions at CIESA’s shareholder meetings and TGS’s board of director meetings. For these reasons, Pampa, through PEPCA, was able to participate in decisions and policy-making processes of CIESA (see IAS 28 paragraph 6) and, therefore, had significant influence over CIESA.

Analysis of Accounting Treatment of Pampa’s 40% “Fiduciary Interest” in CIESA through a Trust Agreement

The Company further confirms the accounting for its 40% fiduciary interest in CIESA in accordance with IFRS 9 as a financial asset at fair value through profit and loss. This treatment is appropriate for the Trust, which is an investment in which the investor does not have control, joint control, or significant influence (see IFRS 9 paragraph 4.1.4).

The Company assessed the existence of control over the Trust based on IFRS 10 application guidance. IFRS 10 provides a single definition of control that applies to all entities. According to IFRS 10 paragraph 7, control exists, and consolidation is required, only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect its returns.

The factors, as established by IFRS 10 paragraph B3, that an investor should consider during its assessment of control over an investee are:

•                  the investee’s purpose and design;

•                  what the relevant activities are;

•                  how decisions about those relevant activities are made;

•                  whether the rights of the investor give it the current ability to direct the relevant activities;

•                  whether the investor is exposed, or has rights, to variable returns from its involvement with the investee; and

•                  whether the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

In accordance with IFRS 10 paragraph B3 application guidance, the Company reached the following conclusions with respect to each of the factors mentioned below, all of which, taken as a whole, evidence the fact that it did not control the Trust:

i)                  The investee’s purpose and design: The purpose of the Trust is to manage its 40% shareholding in CIESA throughout CIESA’s debt restructuring process. This vehicle was designed by CIESA and its former shareholders when CIESA defaulted on its debt in order to offer CIESA’s creditors an alternative deal, so that they could recover their investment. In 2011, the Company acquired certain of CIESA’s defaulted corporate bonds. As a consequence of the settlement agreement related to the restructuring of these CIESA bonds, in July 2012, the Company was appointed as beneficiary under the Trust Agreement, pursuant to which the trustee maintains in trust 40% of CIESA’s shares. It should be noted that the Company was not involved in the creation or design of the Trust.

ii)               What the relevant activities are: The relevant activities of the Trust are those related to its participation in the decision-making process of CIESA, as a significant investor in such company, and to follow CIESA’s instructions in relation to the investment of any benefits of the Trust.

iii)            How decisions about those relevant activities are made / whether the rights of the investor give it the current ability to direct the relevant activities: After considering the Trust’s relevant activities, the Company assessed how decisions about the relevant activities were made. Relevant decisions at CIESA are taken through its board of directors. The Trust has the right to appoint two directors based on its 40% interest in CIESA, as per CIESA shareholders’ agreements. Decisions regarding the relevant activities of the Trust were taken by the trustee.  The Company and its wholly-owned subsidiary Pampa Inversiones S.A. did not have any power or influence over the trustee. Only CIESA is able to direct the trustee with respect to certain matters such as the reinvestment of any benefits, as explained above, or with respect to other matters related to the implementation of the restructuring process. The trustee can only be removed by the joint decision of the trustors together with Petrobras Argentina (as CIESA’s shareholder).  Therefore, Pampa did not have control to designate or remove the trustee. Based on the assessment of this decision-making process, the Company concluded that it does not have power over the Trust and, therefore, it does not control the Trust.

iv)           Whether the investor is exposed, or has rights, to variable returns from its involvement with the investee; and whether the investor has the ability to use its power over the investee to affect the amount of the investor’s returns: As mentioned above, the decisions with respect to reinvestment of benefits distributed to the Trust are taken only by CIESA.

Furthermore, governmental approval of the Argentine Antitrust Authority (the “CNDC”) was required to complete CIESA’s restructuring process. This approval had not been granted when the Company sold its interest in the Trust, and, if it had been denied approval, the Company would have had the obligation to divest its interest in the Trust.

The Company also assessed if it had significant influence on the Trust. For this purpose, it considered:

i)                                         that the Company did not own any equity interest in the Trust;

ii)                                      that the Company does not hold any voting power over the Trust. IAS 28 paragraph 5 states that an investor that holds 20% or more of the voting power of another entity, either directly or indirectly, is presumed to have significant influence over that entity;

iii)                                   that none of the other ways that demonstrate significant influence as per IAS 28 paragraph 6 are applicable; and

iv)                                  The Company does not hold any potential voting rights in CIESA through the Trust (see IAS 28 paragraph 8).

Based on the assessment detailed above, the Company concluded that it does not have significant influence over the Trust.

Consequently, the Company reflects its rights in the Trust (the 40% fiduciary interest) as a financial asset on its statement of financial position because it is the beneficiary of the Trust (and therefore became a party to the contractual provisions of this instrument) in accordance with IFRS 9 paragraph 3.1.1, and it does not have control or significant influence over the Trust. In accordance with IFRS 9 paragraph 4.1.2, the instrument cannot be measured at amortized cost because the financial asset does not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Therefore, the Company concluded that the financial asset should be categorized as a financial asset at fair value through profit or loss.

Confirmation that CIESA Does Not Have Any Material Investments or Operations Outside of Its Interest in TGS

In relation to CIESA’s operations, Pampa confirms that there are no material operations other than its investment in TGS, which represents over 95% of CIESA’s assets and equity.

Note 20.4.1: PESA, page F-149

4.              We note that you recorded a gain of approximately $215 million during fiscal 2015 related to the discharge/cancellation of a TGS loan. Considering TGS is a related party, please tell us what consideration you gave to recording the gain as a capital transaction within equity.

Response:

We respectfully advise the Staff that the above-referenced loan was entered into by TGS and the Company in 2011, when TGS loaned the Company U.S.$26 million. With those funds, the Company acquired from AEI (a third party) the right to control, suspend and waive Enron Creditors Recovery Corp. (“Enron Creditors Recovery”) and Ponderosa Assets LLP’s (“Ponderosa”) lawsuit against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Arbitration Proceeding”). For more information about these rights over the ICSID Arbitration Proceeding please refer to Notes 4.5.d, 11 and 20.4.1 to the Pampa 2015 Consolidated Financial Statements.

The financing agreement (as amended) established that the loan bears interest at a 6.8% per annum nominal interest rate and was to be settled in cash unless at or prior to maturity: (a) TGS received a 20% increase with respect to its tariff chart and such increase remained effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following were granted to TGS and remained effective: (x) the tariff adjustment set forth in the agreement proposed by TGS and approved by its board of directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism replacing those in force at the time of entering into the agreement under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS. In this case, the loan must be settled through the full and unconditional assignment to TGS of all of the Company’s rights and obligations under the ICSID Arbitration Proceeding.

The economics behind these agreements are that Pampa acquired the right to litigate against the Argentine government for the breach of the Concession Agreement. The Argentine government, in the negotiations with TGS (the operator of the gas transportation infrastructure under the concession arrangement), was to require full indemnity from any claims and/or litigation to grant any tariff increase. Therefore, the litigation was an additional element for negotiation for the Company (and TGS) to obtain tariff increases from the Argentine government. Once those increases were obtained, the litigation was to be dismissed.

The loan agreement, which was executed on an arm’s-length basis, was denominated in U.S. dollars, and the devaluation of the Argentine peso with respect to the U.S. dollar between the origination and settlement of the loan was approximately 122.9%, so that the principal amount of U.S.$26 million was initially converted into Ps.108.8 million and subsequently remeasured prior to settlement at

Ps.242.4 million, in accordance with IFRS 9 and IAS 21. In addition, accrued interest on the principal totaled Ps.81.8 million from origination until settlement, based on the application of the amortized cost method established by IFRS 9.

The Company accounted for the rights over the ICSID Arbitration Proceeding at historical cost in Argentine pesos, which is the Company’s functional currency, under IAS 38, at an amount of Ps.108.8 million, which reflected the Argentine-peso equivalent of U.S.$26 million as of the acquisition date. This asset was not subsequently remeasured.

The recorded gain of approximately Ps.215 million during fiscal year 2015 is related to the discharge/cancellation of the TGS loan mentioned above, when the condition stipulated in the loan agreement was met. The carrying value of the intangible asset (the Company’s rights and obligations under the ICSID Arbitration Proceeding) was lower than the TGS loan book value, and, therefore, the Company recognized a gain in its financial statements.

The transaction was not considered as a capital transaction within equity because:

•                  the financing arrangement was executed on an arm’s-length basis;

•                  the arbitration rights were paid by Pampa to AEI (an unrelated party); and

•                  the arbitration rights relate to the rights over the arbitration proceedings of Ponderosa and Enron Assets Recovery against the Argentine government, which related to a claim made in an international court pursuant to the damages caused to them as a result of being indirect shareholders of TGS. Therefore, Enron Assets Recovery and Ponderosa’s claim is limited to their indirect stake in TGS.

This gain was recognized in September 2015, when the condition stipulated in the loan agreement granted by TGS was met, which required its compulsory cancellation through the full and unconditional assignment of all the ownership rights and liabilities held by the Company in respect of the ICSID Arbitration Proceeding.

Based on the above, we believe that this is not a transaction with a related party acting as a shareholder and, consequently, it should not be accounted for as a contribution in equity.

Furthermore, we did not have the ability to force TGS and/or CIESA to enter into this transaction, as we do not control either of them, further evidencing the arm’s-length nature of the transaction.

Note 42: Economic and Financial Situation of Generation, Transmission and Distribution Segments, page F-196

5.              Despite disclosures throughout your filing discussing the challenging economic and financial environment surrounding HIDISA and HINISA within your Generation segment and Edenor within your Distribution segment, it does not appear that you have recorded any material asset impairments during the historical periods presented. Please respond to the following:

•                  Please tell us in reasonable detail how you applied IAS 36 to determine the level at which you test the material assets included within each of these subsidiaries. To the extent that material assets are not tested on an individual asset basis, tell us the cash generating units (“CGU’s”) associated with these subsidiaries that contain the material assets. We note your disclosure on page F-90 that most of your main subsidiaries are a CGU, but it is unclear to us whether each of HIDISA, HINISA and Edenor represents a single CGU or whether any of these subsidiaries contain multiple CGU’s or material assets that are tested individually; please clarify this matter.

Response:

We respectfully advise the Staff that in accordance with IAS 36 paragraphs 66 through 73, we determine the level at which impairments tests are performed based on CGUs, which are the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (see IAS 36, paragraph 67).

As of December 31, 2015, each of HINISA, HIDISA and Edenor represented a single CGU. Each of them does not comprise multiple CGUs, as all of each of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product: power generation for HIDISA and HINISA, and distribution of electricity for Edenor.  In addition, their business activities do not involve separate geographical areas, segments or products that may provide for separation of cash inflows.

Edenor provides its electricity distribution service through its network. It is not possible to determine largely independent cash flows for each individual asset that forms part of the network (for example, cables, substations, transforming chambers and platforms). Edenor’s cash inflows, in the form of revenues from users or grants from the government, cannot be attributed to individual assets.

Each of HIDISA and HINISA receives its cash inflows for its sale of energy from CAMMESA, and their infrastructure consists mainly of dams and turbines used to produce hydroelectrical energy. As each company consists of a single power generation complex, cash inflows cannot be separated from or allocated to the individual assets.

•                  Please tell us when during 2015 you performed the annual impairment testing of any indefinite-lived intangible assets related to HIDISA, HINISA and Edenor and describe to us in reasonable detail the results of such testing.

Response:

We respectfully advise the Staff that the Company did not have any indefinite-lived intangible assets related to HIDISA, HINISA or Edenor during 2015.

•                  Please tell us whether you performed any impairment testing during 2015 of the long-lived assets of HIDISA, HINISA and Edenor other than the indefinite-lived intangible assets. If so, tell us the dates and results of such impairment testing. If you did not perform impairment testing other than the annual testing of indefinite-lived intangible assets, tell us in reasonable detail how you concluded no additional impairment testing was needed under IAS 36.

Response:

As previously stated, we respectfully confirm that the Company did not have any indefinite-lived intangible assets related to HIDISA, HINISA or Edenor during 2015.

The Company considered the external and internal sources of information, including those detailed in IAS 36 paragraphs 12 and 14, in assessing whether there was any indication that an asset or CGU may be impaired. This assessment was conducted at year end (December 31, 2015). As the Company identified impairment indicators for HIDISA, HINISA and Edenor CGUs, it conducted the corresponding impairment tests as of December 31, 2015. As a result of the testing, the Company concluded that the recoverable amount (determined on the basis of each CGU’s value in use, as detailed in Note 5.1 to the Pampa 2015 Consolidated Financial Statements) for each of the above-referenced CGUs was higher than the related CGU carrying amount, and, therefore, no impairment charge was recorded in Pampa’s and/or Edenor’s consolidated financial statements in the fiscal year 2015.

The headroom (i.e., the difference between recoverable amount and carrying amount) for HINISA is greater than 40%, for HIDISA is greater than 5% and for Edenor is approximately 10%.

•                  We note your disclosure on page F-94 of the three different probability-weighted scenarios that you considered in your impairment testing of property, plant and equipment and intangible assets associated with Edenor. We further note that all of the scenarios assume “reaching an acceptable agreement within the Government resulting in a gradual tariff increase.” In light of the court proceedings initiated during 2016 that challenged Edenor’s recent temporary tariff increases, tell us more about why, at the time you filed your Form 20-F, you believed it was reasonable to assume in your impairment testing that you would receive at least a modest tariff increase for Edenor beginning in 2017. Similarly, explain why, at the time you filed your Form 20-F, your projections for HIDISA and HINISA assume “they will get tariff improvements in line with the new guidelines on energy policy” when “repeated” tariff adjustment requests “have been neglected.” Please provide us with any additional information to help us understand why you placed no weight on a scenario where tariff increases were unable to be implemented in 2017 and instead were implemented at a later date.

Response:

In the case of Edenor, Edenor and the Company carried out the impairments tests as of December 31, 2015 in January and February 2016, following the issuance of ENRE Resolution No. 1/16, which applied a new tariff schedule with value-added distribution (the “VAD”) increases of approximately 329%. These increases were effective as of February 1, 2016. Therefore, the projections used considered actual rather than estimated data of tariff increases for 2016.

As explained in Note 2.1 to the Pampa 2015 Consolidated Financial Statements, the Macri administration, which took office as of December 10, 2015, issued Executive Order No. 134/15, which declared a state of emergency with respect to the electricity sector until December 31, 2017, empowering the Ministry of Energy and Mining (“ME&M”) to adopt the necessary measures regarding the generation, transportation and distribution of electric power within Argentina in order to provide for the quality and safety of the electricity supply and guarantee the operation of the public utility under proper technical and economic conditions. This measure represented a significant change in the Argentine government’s approach to the electricity sector. In that respect, there was a commitment by the Argentine government to regularize the electricity market, which was further evidenced by ME&M and ENRE resolutions relating to tariff increases (described in further detail below and in the Pampa 2015 Consolidated Financial Statements).  Further, despite the court proceedings in 2016, the Argentine government strongly supported its position with respect to the tariff increases and, therefore, it was not expected by the Argentine government or the Company that the final outcome of the court proceedings would be significantly different from the original resolutions. This assessment was confirmed by the resolution of the Supreme Court of Justice of Argentina detailed in response to comment 6 below.

The Company further advises the Staff that Edenor made significant progress in the Comprehensive Tariff Revision (Revisión Tarifaria Integral or “RTI”) process, approved by ENRE Resolution No. 55/16, and further increases are expected to be effective upon conclusion of this process in early 2017.

In relation to HIDISA and HINISA impairment tests, the assumptions related to tariff improvements were based on the following factors:

•                  Since 2013, generation companies have been receiving annual tariff increases through resolutions issued by the Energy Secretariat (“SE”).

•                  There was a reasonable expectation of increases for the industry as tariff review increases were planned to be performed.

In addition, in March 2016, SE Resolution No. 22/2016 was issued. The impact of this resolution was a significant increase in prices for power generation companies. This resolution confirmed the assumptions made by the Company in its impairment tests. The Company further advises the Staff that the actual increase in prices pursuant to SE Resolution No. 22/2016 were higher than those considered in the Company’s projections. As explained with respect to Edenor above, there was a reasonable expectation that a significant increase in energy prices was going to be approved because of the change in the approach to the energy market management of the Macri administration, which is significantly different from the way the former Argentine government, which ignored previous price adjustments, operated.

Due to the facts explained above, no weight was placed on a scenario where tariff increases were unable to be implemented in 2017 and instead were implemented at a later date.

•                  Please explain to us in reasonable detail whether you performed any interim impairment testing of the long-lived assets of HIDISA, HINISA and Edenor thus far during 2016 and the dates and results of such impairment tests. For each impairment test performed, please tell us the carrying amount and calculated recoverable amount. For any CGU’s and/or material individual assets not tested for impairment during 2016, explain to us in sufficient detail why the court proceedings challenging Edenor’s recent temporary tariff increases did not impact your assumptions about the timing and amount of future tariff increases and did not trigger an interim impairment test using new assumptions under IAS 36.

Response:

No impairment test has been performed for interim periods during 2016. Specifically in relation to HIDISA and HINISA, with the issuance of SE Resolution No. 22/2016, the situation of both companies improved significantly and, therefore, no impairment indicators have been identified during the year.

In relation to Edenor, we respectfully confirm that Edenor did not perform any impairment test during 2016. The different court proceedings challenging Edenor’s tariff increase commenced in May.

Certain provisional remedies have lost effect due to the expiration of the relevant statute of limitations, and others are pending resolution of the appeals, which have been submitted by Edenor and the Argentine government.  As discussed above, the Company believes that there was no reason to call into question or update the assumptions made in the beginning of 2016.  In addition, on September 5, 2016, Edenor submitted its RTI proposal for the subsequent five-year period to the ENRE for approval. For this purpose, the Company: (i) determined the capital base using for such purpose the depreciated replacement cost method; (ii) submitted the 2017-2021 Investment Plan; (iii) submitted details regarding proposed operating expenses; and (iv) submitted all other data requested by regulatory authorities.

On October 28, 2016, a public hearing was held to define the electricity rate schedule for the next tariff period, which may consider, in whole or in part, the Company’s proposal.

Edenor is currently waiting for the final decision on its proposed tariff increases, and the ENRE is expected to issue a new tariff schedule for the upcoming five year period and a methodology to adjust tariffs, all of which is intended to compensate for future cost increases.

Form 6-K filed November 21, 2016

Condensed Interim Financial Statements

Note 2. Regulatory Framework

2.2 Distribution, page 15

6.              Please clearly explain to us and quantify how the “provisional remedies” and related judicial proceedings impacted your September 30, 2016 interim financial statements. In doing so, tell us the amount of revenues previously collected that are subject to potential refund as of September 30, 2016, the amount of revenues not yet collected and recorded as receivables on your balance sheet that are subject to potential refund as of September 30, 2016, and specify if you have refunded any amounts or recorded any provisions for potential refunds as of September 30, 2016. Also tell us whether, and on what date, you ceased recording any of the temporary tariff revenues and/or reversed any revenues. If you reversed any previously recorded revenues, please tell us the amount of revenues that were reversed.

Response:

In January 2016, the ME&M issued Resolutions Nos. 6 and 7, and the ENRE issued Resolution No. 1, implementing a new tariff scheme in the wholesale energy market applicable to Edenor as of February 1, 2016.

This new tariff scheme, which represented the first significant update in tariffs in almost 15 years, was challenged in May, June, July and August of 2016 by several different end-users, and associations or entities representing end-users, through judicial claims with the aim of suspending the application of such resolutions. Based on these claims, several judges from Argentine federal courts issued provisional remedies (injunctions) suspending the application of the new tariff scheme. In some cases, these provisional remedies had a retroactive effect, affecting amounts already billed and collected by Edenor.

Edenor’s condensed consolidated financial statements as of and for the nine months ended September 30, 2016 include a summary of the situation as of that date and the impacts resulting from each of the provisional remedies. These provisional remedies included ordering the temporary suspension of the resolutions in all the Province of Buenos Aires, which resulted not only in 80% of Edenor’s customers paying for electricity at the rates in effect until January 31, 2016, but also in the suspension being applied retroactively to February 1, 2016 for 30% of the customers, whose bills were credited for the amounts already paid following such date.

Among others, one of the most important provisional remedies was the one issued by Chamber II of the Federal Court of Appeals of La Plata (the “Abarca case”), ordering the suspension of the tariff increases in all of the Province of Buenos Aires for a period of three months commencing on the date of issuance of such judicial order. In July 2016, this measure impacted 80% of Edenor’s billing. This measure was revoked on September 6, 2016 by the Argentine Supreme Court for formal reasons. As a consequence thereof, the ME&M, through Resolution No. 197/16, and the ENRE, by means of Resolution No. 523/16, set forth the applicable customer billing methodology, in four installments, to recover amounts related to the two months’ billing suspension applicable because of the provisional measure. This provisional remedy has no impact on the revenue recognized by Edenor as of September 30, 2016. The amount recognized as receivable as of September 30, 2016 corresponding to the above-mentioned four-installment plan is approximately Ps.1,290.0  million.

During this period, Edenor was also notified of the provisional remedies granted to customers in the cities of Pilar and La Matanza, both in the Province of Buenos Aires. These remedies provided for the suspension of the new tariff scheme retroactively as of February 1, 2016. Accordingly, Edenor reversed revenues recognized on the basis of the new tariff scheme for the customers in these districts following such date. The remedies provided that the amounts already paid by the customers should be considered as advance payments to be deducted from future invoices to such customers. This impacted the purchase price of electricity in the same way established by ME&M Resolutions 6 and 7 described above.

As result of these remedies, the amount of distribution margin not recognized for the period February 2016 to September 2016 was Ps.1,283.1 million. The amount recognized as advanced payments for these customers during such period was Ps.804.4 million, and it was included as “customer advances” in trade and other payables. Edenor started to bill its customers based on the new tariff schedule (i) in the District of Pilar as of October 24, 2016, since such remedy’s term expired and was not extended and (ii) the La Matanza jurisdictions as of November 14, 2016, due to the fact that the judgment establishing the provisional remedy was appealed, and its effect was temporarily suspended until final resolution by the Court of Appeals. Edenor has requested that the ENRE be instructed to bill the amounts not billed because of the application of the provisional remedy in Pilar, which request is still pending.

In addition, Edenor maintained constant contact with authorities, requesting the application of a compensation mechanism to account for lost income. In this regard, on December 26, 2016, Edenor was given notice by CAMMESA of an instruction received by the ME&M for the recognition of a credit for the amount of the income lost as a result of the provisional remedies, until a decision is made in connection with the relevant provisional remedies.

The below table summarizes the impact of the provisional remedies on Edenor’s revenues and receivables as of September 30, 2016:

(millions of pesos)
Amount of revenues previously collected that are subject to potential refund as of September 30, 2016.	—	As explained above, any amount subject to potential refund was reversed as revenue and recognized as advanced payments.
Amount of revenues not yet collected and recorded as receivables on Edenor’s statement of financial position that are subject to potential refund as of September 30, 2016.	—	As explained above, the amount of revenues not yet collected (i.e., ordinary revenues and the four-installment plan) are not subject to potential refund.
Amounts refunded at September 30, 2016.	—	Amounts collected from users affected by the provisional remedies were considered as advanced payments to be offset with future invoices.
Amounts recorded as provisions for potential refunds as of September 30, 2016.	—

As explained above, Edenor considers that, based on current regulations, the status of the provisional remedies and the resolutions of the Supreme Court of Justice of Argentina, there are no amounts recognized as revenue that are subject to potential refunds.
Amount and timing of ceasing recording / reversing recorded revenues, or revenues not recognized.	1,655.8 (See table below for further detail.)

Edenor ceased to recognize revenues as a result of the Abarca case in July 2016, but it resumed recognition in September 2016. Therefore, it does not have any impact on the interim financial statements for the nine months ended September 30, 2016.

The Ps.1,655.8 million relates to the provisional remedies still in effect as of September 30, 2016, as detailed below.

City	Revenues (millions of pesos)	Energy cost (millions of pesos)	Distribution margin (*) (millions of pesos)
La Matanza	1,119.1	(262.6)	856.5
Pilar	536.7	(110.1)	426.6
Total	1,655.8	(372.7)	1,283.1

(*) Distribution margin equals revenues less energy cost.

Edenor Form 20-F for the Fiscal Year Ended December 31, 2015

Slow-Paying Accounts and Past Due Receivables, page 48

7.              In future reports, please discuss the impact past due receivables have on your financial statements and results of operations. Further, please discuss whether you have plans to continue to reduce the number of past due accounts and how such plans will impact your financial statements. Please show us what this disclosure will look like in your supplemental response. Refer to Item 5.D of Form 20-F.

Response:

Edenor respectfully confirms that in future reports, it will discuss the impact past due receivables have on its financial statements and results of operations. Edenor will further discuss whether it has plans to continue to reduce the number of past-due accounts and how such plans will impact its financial statements.

The majority of Edenor’s customers pay their invoices 7 to 13 business days after the invoice due date, which comprises most of the receivables included in past due receivables under the heading “Less than three months.”

During 2016, due to the impact of the court proceedings challenging the February 2016 tariffs increases (discussed in response to comment 6 above), the current level of Edenor’s slow-paying accounts has increased, and, therefore, it does not expect to reduce them significantly next year. Similarly to what happened in 2014, Edenor was prevented by the regulatory authorities from taking actions to rectify delinquent customer situations and suspend the supply of electricity to all the customers under the protection of the injunctions. This situation changed in December 2016, when the provisional remedies ceased to be effective or when their effects were suspended, but the impact will remain relevant at the end of 2016, with overdue account amounts approximately doubling compared to December 2015. With these trends in mind, Edenor’s proposed disclosure for 2016 is as follows:

“Slow-Paying Accounts and Past Due Receivables

Many procedures have been established to reduce delinquency and make timely collection possible. Our Commercial Department oversees the strict observance of such procedures.

Municipalities’ accounts form a significant number of our accounts in arrears. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected by us from the public on behalf of the municipalities and to use such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is entering into refinancing agreements with the municipalities. These procedures have allowed us to reduce significantly the number of accounts in arrears.

Our past-due receivables increased from Ps.209.3 million as of December 31, 2015 to Ps.487 million as of November 30, 2016, due to the court proceedings challenging the February 2016 tariff increase. The majority of our customers pay their bills 7 to 13 business days after invoice due date, comprising most of the receivables included in past due receivables under the heading “Less than three months.” These are not considered defaulted receivables for management analysis. During 2016, we were prevented by the regulatory authorities from taking actions to resolve delinquent customer situations and suspend the supply of electricity to all the customers under the protection of the injunctions.  Accordingly, we were not able to reduce the impact of delinquency on our operating balance. We are working on the implementation of a new plan to reduce slow paying accounts once the RTI is in place.

The following graph shows Edenor delinquent balances as of December 31 for the years indicated:

It is important to mention that more than 50% of the outstanding defaulted receivables as of December 31, 2015 were collected during 2016.

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires, pursuant to which certain payments are still owed to us.  See “—Framework Agreement (Shantytowns).”  During 2016, we collected Ps.64.9 million related to these receivables, which represents 89% of our total outstanding balance as of December 31, 2015.  These receivables have longer collection terms when compared to other receivables of ours. However, in the past all these balances were collected.”

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225-2372 or Adam Brenneman at (212) 225-2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/s/ Ricardo Torres
Ricardo Torres
Co-Chief Executive Officer
Pampa Energía S.A.
Chairman
Empresa Distribuidora y
Comercializadora Norte S.A.

cc:	Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP